Exhibit 99.1

(1)         This Statement on Form 5 reflects the following grants made by Noranda Aluminum Holdings Corporation (the “Issuer”) to Apollo Management VI, L.P. (“Management VI”): (i) the grant on June 1, 2012 of 21,875 cash-settled restricted stock units vesting on June 1, 2013 that were granted to Management VI for its own benefit in lieu of restricted stock units that would otherwise be granted under the Issuer’s director compensation program to the directors described below, (ii) the grant on August 29, 2012 of 142.7406 cash-settled restricted stock units vesting on June 1, 2013 made in connection with a quarterly dividend of $0.04 per share of the Issuer’s common stock (the “Quarterly Dividend”), and (iii) the grant on November 28, 2012 of 158.1166 cash-settled restricted stock units vesting on June 1, 2013 made in connection with the Quarterly Dividend.  The grants made in connection with the Quarterly Dividends were made to Management VI in lieu of cash payments with respect to cash-settled restricted stock units held by Management VI on the respective record dates for the grant of the Quarterly Dividend.  The number of cash-settled restricted stock units issued with respect to each dividend was determined based on the aggregate amount of the respective dividend payable on the shares of the Issuer’s common stock underlying the restricted stock units, divided by the closing price of the Issuer’s common stock prior to the grant date.  The cash-settled restricted stock units are held by Management VI for its own benefit.  Vesting of the cash-settled restricted stock units held by Management VI is subject to the continued service of the following directors, each of whom is a full-time employee of an affiliate of Management VI or is otherwise associated with Management VI or its affiliates: Eric L. Press, Gareth Turner, M. Ali Rashid, Matthew H. Nord, Matthew R. Michelini and Henry R. Silverman (the “Apollo Individuals”) as directors of the Issuer, with prorated vesting in the event that some but not all of the Apollo Individuals cease such service.

AIF VI Management, LLC (“AIF VI Management”) is the general partner of Management VI.  Apollo Management, L.P. (“Apollo Management”) is the sole member and manager of AIF VI Management, and Apollo Management GP, LLC (“Management GP”) is the general partner of Apollo Management.  Apollo Management Holdings, L.P. (“Management Holdings”) is the sole member and manager of Management GP, and Apollo Management Holdings GP, LLC (“Management Holdings GP”) is the general partner of Management Holdings.

Leon Black, Joshua Harris and Marc Rowan are the managers, as well as principal executive officers, of Management Holdings GP.  Each of AIF VI Management, Apollo Management, Management GP, Management Holdings, Management Holdings GP, and Messrs. Black, Harris and Rowan, disclaims beneficial ownership of any of the restricted stock units granted to Management VI, except to the extent of any pecuniary interest therein, and this report shall not be deemed an admission that any such entity or person is the beneficial owner of or has any pecuniary interest in, such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

The address for Management VI, AIF VI Management, Apollo Management, Management GP, Management Holdings and Management Holdings GP, and Messrs. Black, Harris and Rowan, is 9 W. 57th Street, 43rd Floor, New York, New York 10019.